Exhibit 99.1

LINKTONE ANNOUNCES RESULTS OF ANNUAL MEETING OF SHAREHOLDERS

Singapore, November 20, 2013 —Linktone Ltd. (NASDAQ: LTON, ASX: LTL) (“Linktone” or the “Company”), a provider of media and entertainment content and services in key strategic markets in Asia, today announced the results of its Annual General Meeting of Shareholders (the “AGM”) held November 20, 2013 in Singapore. At the AGM, shareholders re-elected Mr. Hary Tanoesoedibjo and Ms. Peck Joo Tan as Class III directors to serve until the Company’s 2016 AGM or until his or her successor is elected and duly qualified.

Please find attached disclosure of proxy results for each Resolution.

Additional information related to Linktone’s corporate governance is available on the Company’s website at www.linktone.com, or in its filings with the U.S. Securities and Exchange Commission at www.sec.gov.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

CONTACTS:

Tan Peck Joo/ Poh Shih Yin
Chief Financial Officer/ Regional Financial Controller
Linktone Ltd
Tel+ 65 6840 3530
Email: pjtan@ltongroup.com/ shihyin@ltongroup.com

LINKTONE LTD
ANNUAL GENERAL MEETING – 20 NOVEMBER 2013
Disclosure of Proxy Votes

In accordance with LR3.13.2, the following information is provided to the ASX in relation to the resolutions passed by members of Linktone Ltd at its Annual General Meeting held on 20 November 2013.

Resolution	Proxy Votes For the resolution	Proxy Votes Against the resolution	Proxy Votes Abstaining
Re-elect Class III Director – Hary Tanoesoedibjo	344,880,288	12,141,140	746,180
Re-elect Class III Director – Peck Joo Tan	344,878,228	12,141,140	748,240